April 28, 2026

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 62 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 62 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as updates to the following exhibit(s):

Exhibit C
Exhibit C was updated to reflect changes to the directors of IEX Group, Inc.

Exhibit F
Addendum F-21 is the IEX Options Existing Member Application (updated to require members to provide an AML compliance officer contact)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/28/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

26000184

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/26
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: ~~Delaware Limited Liability Company Act~~

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/28/26 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 89E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this 28th day of April (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires Oct. 28, 2028 County of New York State of New York

CHRISTOPHER CONFREY
Notary Public, State of New York
No. 02CO0030259
Qualified in New York County
Commission Expires October 28, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Investors' Exchange LLC

Date of filing: April 28, 2026

Date as of which the information is accurate: April 21, 2026

Exhibit C

Summary of changes made to Exhibit C:

- Removed Robert Park as a director of IEX Group, Inc. and added Hythem El-Nazer as a director of IEX Group, Inc.

Investors’ Exchange LLC

Date of filing: April 28, 2026

Date as of which the information is accurate: April 21, 2026

<u>Exhibit C</u>

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange (“System”), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

IEX Group, Inc.

- *Name*: IEX Group, Inc.

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Corporation

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 27, 2012

- *Brief description of nature and extent of affiliation*: Investors’ Exchange LLC is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Group, Inc. is a holding company which holds 100% of the equity of IEX Services, LLC, Investors' Exchange LLC, IEX Ventures LLC, and IEX DAP Group LLC. IEX Group, Inc. also owns a minority interest in swXtch.io Inc.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached is the Third Amended and Restated Certificate of Incorporation of IEX Group, Inc.

- *A copy of existing by-laws or corresponding rules or instruments*: attached are the By-Laws of IEX Group, Inc.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX Group, Inc.

The following persons are officers of IEX Group, Inc.:

Name	Title
Bradley T. Katsuyama	Chief Executive Officer
Bryan Harkins	President
Ronan Ryan	Chief Operating Officer
Craig Resnick	Chief Financial Officer
Andrea Ledford	Chief People Officer
Rachel Barnett	Chief Legal Officer
Robert Park	Chief Technology Officer

Directors of IEX Group, Inc.

The following persons are directors of IEX Group, Inc.:

Directors
Bradley T. Katsuyama
Ronan Ryan
Justin LaFayette
Bridget van Kralingen
Thomas Birch
Hythem El-Nazer
Michael Lynton

Compensation Committee of IEX Group, Inc.

The following persons are members of the Compensation Committee of IEX Group, Inc.:

Compensation Committee
Thomas Birch
Michael Lynton
Justin Lafayette

Investors' Exchange LLC

Date of filing: April 28, 2026

Date as of which the information is accurate: April 21, 2026

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Summary of changes made to Exhibit F:

- Addendum F-21 (IEX Options Existing Member Application) was updated to require members to provide an AML compliance officer contact on page 3.

Addendum F-21

IEX OPTIONS EXISTING MEMBER APPLICATION

An existing Member of Investors' Exchange LLC applying to become a Member of IEX Options LLC ("IEX" or the "Exchange"), must complete this IEX Options Existing Member Application. An applicant who is not currently a Member of Investors' Exchange LLC is required to complete the general Member Application to become a Member of the Exchange.

To become a Member of the Exchange, applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Member Application

- ☐ IEX Options Existing Member Application

Additional Forms for Options Members

Order Entry Firm:
- ☐ Options Clearing Letter of Guarantee (if Applicant is not self-clearing)
- ☐ Authorized Traders List

Clearing Member:
- ☐ Options Clearing Member Restriction Form
- ☐ Authorization or Revocation of Restricted Clearing Number
- ☐ Designated Give-Up Contact Form
- ☐ Authorized Traders List

Market Maker:
- ☐ Notification of OCC Account Information
- ☐ Authorized Traders List

Connectivity Agreements and Forms

- ☐ Options Port Request Form (if ***not*** connecting via Service Bureau)
- ☐ Options Physical Connectivity Order Form

Market Maker Application (if applying to become a Market Maker registered with the Exchange)
☐ Options Market Maker Application

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 18.100.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at OptionsMktOps@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

[Remainder of page intentionally left blank.]

IEX OPTIONS EXISTING MEMBER APPLICATION

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
MPID(s) of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:
APPLICATION CONTACT (questions about the Application will be directed to this contact)		
Name:	Title:	
Phone:	Email:	

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:
SUPERVISOR OF AUTHORIZED TRADERS	**AML COMPLIANCE OFFICER**
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

* Please execute and deliver the Options Market Maker Application to Market Operations.

TRADING PERMITS

☐ Market Maker* ☐ Order Entry Firm ☐ Clearing Member

* Please execute and deliver the Options Market Maker Application to Market Operations.

ADDITIONAL INFORMATION

Name of Applicant's Designated Examining Authority (DEA) ____

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ________________________________

FINRA: ______________________________

Other: ______________________________ Name of Regulator: ________________________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

PRINCIPAL REGISTRATION

The Exchange requires each Member to be under the supervision and control of an Options Principal as defined under Exchange Rule 17.100. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.100 for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.

DESIGNATED OPTIONS PRINCIPAL	
Name:	CRD #:
Business Address:	
Phone:	Email:

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant

______________________________ ______________________________
Signature of Duly Authorized Representative | Date

______________________________ ______________________________
Print Name | Title